4/A 1 NASD 0001182815 derdqr9@ Officer Internet Security Systems, Inc.
0001053148
58-2362189 04/30/03 4/A UNITED STATES SECURITIES AND EXCHANGE
COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form 4 or
Form 5 obligations may continue. 1. Name and Address of Reporting
Person(s) Costanza,
Lawrence 6303 Barfield Rd Atlanta, GA 30328 2. Issuer Name and
Ticker or Trading Symbol
Internet Security Systems, Inc. (ISSX) 3. I.R.S. Identification
Number of Reporting Person, if
an entity (Voluntary) 4. Statement for Month/Year 04/03 5. If
 Amendment, Date of Original
(Month/Year) 04/02/03 6. Relationship of Reporting Person(s) to Issuer
 (Check all applicable)
[ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Vice
President- 7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One
Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or
 Beneficially Owned
(Columns 1,3 and 7 through 11) 1)Title of Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of
Security action of
Underlying of Deri- Derivative Indirect Date Securities vative
Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title
 Shares End of Month
Non-Qualified Stock Option 04/02/03 Common Stock 170,000
170,000 D Direct (right to buy) (1) Explanation of Responses: (1)
Vesting is as follows: One
Year 25% on vest date 6.625% Quarterly thereafter On Change of control up to two years of
unvested options accelerate under certain circumstances.
Table I Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned 1)Title of Security 2)Trans- 3.Trans- 4.Securities
Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D)
Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year)
Code V Amount D
Price End of Month I
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6) 1)Title of Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and
Security or Exercise action
action Securities Acquired (A) Expiration Date Price of Date
Code or Disposed of (D)
Derivative Security Code V A D Exercisable Expiration
Non-Qualified Stock Option $10.5100 04/02/03 (1) A 170,000
04/02/04 04/01/13 (right to
buy)
SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen For: Lawrence Costanza DATE 04/03/03